Exhibit 99.1

Sierra Metals Reports 2018 Consolidated Financial Results Including $90.1 Million of Operating Cash Flows before Movements in Working Capital
Conference Call March 29, 2019 at 10:30 Am (EDT)

(All $ figures reported in USD)

  Adjusted EBITDA of $89.8 million in 2018 increased 11% from $81.0 million in 2017 due to the increase in revenus at all three Mines
  Operating cash flows before movements in working capital of $90.1 million in 2018 increased 13% from $80.0 million in 2017
  Revenue from metals payable of $232.4 million in 2018 increased by 13% from $205.1 million in 2017 due to higher throughput
  2018 consolidated copper production of 34.0 million pounds, consolidated silver production of 2.7 million ounces, consolidated zinc production of 76.8 million pounds, consolidated lead production of 27.7 million pounds, and consolidated gold production of 7,743 ounces; a 27% increase, 17% increase, 1% increase, a 7% decrease, and a 25% increase respectively, compared to 2017, and within production guidance(1)
  Reduction in the all-in sustaining costs in 2018: 6% lower at Yauricocha, 21% lower at Bolivar, and 35% lower at Cusi vs 2017
  $21.8 million of cash and cash equivalents as at December 31, 2018
  Net Income attributable to shareholders of $0.12 per share
  Net Debt of $34.4 million as at December 31, 2018
  Shareholder conference call to be held Friday, March 29, 2019, at 10:30 AM (EST)
  (1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices: $15.65/oz Ag, $2.96/lb Cu, $1.02/lb Pb, $1.31/lb Zn, $1,269/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $1.06/lb Pb, $1.32/lb Zn, $1,265/oz Au.

TORONTO--(BUSINESS WIRE)--March 28, 2019--Sierra Metals Inc. (TSX:SMT)(BVL:SMT)(NYSE American:SMTS) (“Sierra Metals” or the “Company”) today reported revenue of $232.4 million and adjusted EBITDA of $89.8 million on throughput of 2,325,288 tonnes and metal production of 18.0 million silver equivalent ounces, 95.2 million copper equivalent pounds, and 215.1 million zinc equivalent pounds for the year ended December 31, 2018.

During 2018, the annual consolidated production of silver, copper, zinc and gold increased 17%, 27%, 1%, and 25%, respectively, while annual consolidated lead production decreased 7% compared to 2017. The Company achieved record consolidated quarterly ore throughput during Q4 2018, as well as record quarterly ore throughput from the Bolivar and Cusi Mines. These results continued the Company’s successful production increases realized during the first three quarters of 2018, which resulted in strong annual consolidated production figures.

Metal production at Yauricocha increased 14% in Q4 2018 compared to Q4 2017 due to 5% higher ore throughput, higher head grades of all metals, except zinc, and higher lead and gold recoveries. At Bolivar, 20% higher ore throughput, and higher silver and gold head grades resulted in a 16% increase in copper equivalent pounds produced in Q4 2018 compared to Q4 2017. The Cusi Mine realized a 258% increase in throughput which resulted in a 70% increase in silver equivalent ounces produced during Q4 2018 compared to Q4 2017.

Igor Gonzales, President, and CEO of Sierra Metals stated: “I am very pleased with the Company’s performance during Q4 and full year 2018. Despite challenges such as harsh weather events in Q3 at the Bolivar Mine, the Company generated positive cash flow at its three operating Mines, realizing a 13% increase over 2017, and our production results were solid with year over year increases to the consolidated production of all metals except lead. The Company continues to realize positive returns on the capital investments and operational improvement efforts at all our Mines. This is best demonstrated through our improving operating performance, strengthening of our asset base, significantly lower all-in sustaining costs and continued strong cash flow.

2019 will be an important year for the Company as we begin to ramp up production in Mexico. Most equipment is in place at Bolivar for the Mill Expansion and the Cusi Mill is also closer to completion. The development in both Mexican Mines continues with a goal of increasing production volume and recoveries which are expected to support higher metal production starting in Q2 2019. We continue to modernize and improve all our Mines, implementing best operational practices. These improvements are expected to allow for the Company to increase metal production over the course of the coming year. Our Company-wide ongoing brownfield exploration programs should also lead to further significant growth in reserves and resources, which will add to the value of our assets during the year ahead.

The 2019 Capex budget of $83 million provides for the Company’s extensive growth plans. Similar to previous Capex programs, these are investments which will provide the Company with significant returns on the capital invested and continue to be a very efficient use of capital, when considering the production and resource growth that they will deliver to Company and its shareholders. The 2019 Capex program is expected to be funded through 2019 EBITDA as well as existing cash, nevertheless, a new US$100 million credit facility recently put in place provides the Company with ample flexibility to make these prudent investments.

He continued, “Sierra Metals’ balance sheet remains strong with the liquidity needed to meet our operational and growth expenditure requirements. The Company is on track for further growth in 2019 based upon positive PEA studies released earlier this year, demonstrating robust growth opportunities for the Company at all Mines. We continue working on Life of Mine plans which are expected to be completed in mid-2019. Additionally, NI 43-101 Technical Reports are expected to be completed for the Yauricocha Mine by the end of Q2 2019 and for Bolivar and Cusi Mines by the end of Q4 2019, this will also include a maiden reserve estimate for the Cusi Mine. We are very optimistic that these updated reports will provide for additional reserves and resources at all Mines.”

The following table displays selected financial and operational information for the three months and year ended December 31, 2018:

Q4 and 12M 2018 Financial Highlights

MDA Selected Financial Results
	Three Months Ended		Twelve Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Operating
Ore Processed / Tonnes Milled	599,297	498,199	2,325,288	1,988,738
Silver Ounces Produced (000's)	701	496	2,716	2,317
Copper Pounds Produced (000's)	8,932	7,471	33,968	26,775
Lead Pounds Produced (000's)	7,948	5,736	27,714	29,704
Zinc Pounds Produced (000's)	17,545	19,545	76,831	76,088
Gold Ounces Produced	2,137	1,591	7,743	6,197
Copper Equivalent Pounds Produced (000's)[1]	23,447	21,856	95,184	90,354
Zinc Equivalent Pounds Produced (000's)[1]	56,287	47,287	215,053	193,152
Silver Equivalent Ounces Produced (000's)[1]	4,445	4,078	17,988	14,865

Cash Cost per Tonne Processed	$50.44	$50.57	$47.55	$46.87
Cost of sales per AgEqOz	$7.99	$7.91	$7.35	$7.75
Cash Cost per AgEqOz[2]	$7.68	$7.54	$7.03	$7.41
AISC per AgEqOz[2]	$10.59	$12.42	$10.04	$12.34
Cost of sales per CuEqLb[2]	$1.51	$1.48	$1.39	$1.27
Cash Cost per CuEqLb[2]	$1.45	$1.41	$1.33	$1.22
AISC per CuEqLb[2]	$2.00	$2.32	$1.90	$2.03
Cost of sales per ZnEqLb[2]	$0.63	$0.68	$0.61	$0.60
Cash Cost per ZnEqLb[2]	$0.61	$0.65	$0.58	$0.57
AISC per ZnEqLb[2]	$0.84	$1.07	$0.83	$0.95

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.52	$0.57	$0.52	$0.50
AISC per ZnEqLb (Yauricocha)[2]	$0.73	$0.90	$0.73	$0.78
Cash Cost per CuEqLb (Bolivar)[2]	$1.67	$1.72	$1.44	$1.49
AISC per CuEqLb (Bolivar)[2]	$2.37	$3.03	$2.13	$2.68
Cash Cost per AgEqOz (Cusi)[2]	$18.96	$18.66	$15.71	$15.37
AISC per AgEqOz (Cusi)[2]	$23.27	$36.33	$22.09	$33.90
Financial
Revenues	$55,019	$51,170	$232,371	$205,118
Adjusted EBITDA[2]	$15,263	$19,208	$89,756	$81,034
Operating cash flows before movements in working capital	$15,167	$17,812	$90,148	$79,785
Adjusted net income attributable to shareholders[2]	$783	$3,241	$29,009	$23,482
Net income (loss) attributable to shareholders	$(2,654)	$2,118	$18,814	$(4,645)
Cash and cash equivalents	$21,832	$23,878	$21,832	$23,878
Working capital	$(8,290)	$(6,784)	$(8,290)	$(6,784)

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices: $15.65/oz Ag, $2.96/lb Cu, $1.02/lb Pb, $1.31/lb Zn, $1,269/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $1.06/lb Pb, $1.32/lb Zn, $1,265/oz Au.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Revenue from metals payable of $232.4 million in 2018 increased by 13% from $205.1 million in 2017. Higher revenues are primarily attributable to the 8% increase in throughput, and the higher head grades and recoveries for copper and gold at Yauricocha in 2018 compared to 2017; the 16% increase in throughput, higher silver and gold head grades, and higher gold recoveries resulted in Bolivar’s revenues being 17% higher than 2017; and the 112% increase in throughput, and higher silver recoveries resulted in Cusi’s revenues being 88% higher than 2017; the increase in revenues were realized despite decreases in the prices of silver (9%), lead (4%), and zinc (1%), which copper prices increased by 5% and gold prices were consistent with 2017.

Yauricocha’s cash cost per zinc equivalent payable pound was $0.52 (2017 - $0.50), and AISC per zinc equivalent payable pound of $0.73 (2017 - $0.78). The decrease in the AISC per zinc equivalent payable pound for 2018 compared to 2017 was a result of lower sustaining capital expenditures and higher zinc equivalent payable pounds, while cash costs remained consistent; this was partially offset by slight increases in general and administrative costs. These cost decreases were realized despite a $2.0 million increase in labor costs, due to the Company’s union agreement and a salary adjustment to bring the 2018 salaries in line with the current market rates. The payment was made during November and December 2018 but retroactive to the entire year’s salaries. Going forward these costs will be amortized over the entire year for 2019. The union was formed in July 2017 and has grown to 406 workers at the end of 2018, equivalent to approximately 60% of the Company’s workforce, representing the majority of the mine employees.

Bolivar’s cash cost per copper equivalent payable pound was $1.44 (2017 - $1.49), and AISC per copper equivalent payable pound was $2.13 (2017 - $2.70) for 2018 compared to 2017. The decrease in the AISC per copper equivalent payable pound during 2018 compared to 2017 was due to the increase in copper equivalent payable pounds resulting from higher throughput, higher silver and gold head grades and higher gold recoveries, as well as a decrease in sustaining capital expenditures.

Cusi’s cash cost per silver equivalent payable ounce was $15.71 (2017 - $15.37), and AISC per silver equivalent payable ounce was $22.09 (2017 - $33.90) for 2018 compared to 2017. AISC per silver equivalent payable ounce decreased due to higher silver equivalent payable ounces resulting from higher throughput, higher silver recoveries, lower treatment and refining charges, and lower sustaining capital expenditures.

Adjusted EBITDA(1) of $89.8 million for 2018 increased 11% compared to $81.0 million in 2017. The increase in adjusted EBITDA in 2018 was due to the increase in revenues realized at all three Mines during 2018, mainly the result of higher throughput.

Cash flow generated from operations before movements in working capital of $90.1 million for 2018 increased compared to $79.8 million in 2017. The increase in operating cash flow is mainly the result of higher revenues generated and higher gross margins realized.

Net income (loss) attributable to shareholders for 2018 was $18.8 million (2017: $(4.6) million) or $0.12 per share (basic and diluted) (2017: $(0.03)). The net loss incurred in 2017 included a $4.4 million non-cash loss on the distribution of Cautivo Mining Inc. assets to Sierra shareholders.

Cash and cash equivalents of $21.8 million and working capital of $(8.3) million as at December 31, 2018 compared to $23.9 million and $(6.8) million, respectively, at the end of 2017. Cash and cash equivalents have decreased by $2.0 million during 2018 due to $61.9 million of operating cash flows, and $10.0 million drawn down from a short term revolving line of credit, being offset by capital expenditures incurred in Mexico and Peru of $(49.3) million, repayment of loans, credit facilities and interest of $(21.5) million, dividends paid to non-controlling interest shareholders of $(2.9) million.

(1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Project Development

Mine development at Bolívar during Q4 2018 totaled 1,136 meters. Most of these meters (553m) were developed to prepare stopes for mine production. The remainder of the meters (583m) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping in the El Gallo Inferior orebody.

During Q4 2018, at the Cusi property, mine development totaled 1,059 meters, which included 25 meters of ramp development at the Santa Rosa de Lima Zone; the rest of the development related to stope preparation in various zones within the Mines.

Exploration Update

Peru:

During Q4 2018, the Company drilled 58 holes totaling 10,537 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

  Copper Porphyry Mineralization (Central Mine Zone Level 720): 2 holes totaling 1,341 meters were drilled to continue to test the priority anomaly located in the monzonite intrusive zone, where a copper molybdenum mineralized porphyry was discovered earlier in the year; drill results continue to display the presence of a copper molybdenum porphyry orebody, where we have observed typical alterations, as well as copper mineralization disseminated in the encased rock, as veinlets with quartz and copper are present with molybdenum;
  Cuye Orebody (Level 1070 Central Mine Zone): 1 hole totaling 210 meters to explore the continuity of mineralization of the orebody at depth; the hole confirmed the continuity of this mineralized orebody at depth;
  Catas Orebody (Level 1070 Central Mine Zone) – 1 hole totaling 681 meters confirmed the continuity of the copper mineralization at depth;
  Contacto Occidental Orebody (Level 1070 Central Mine Zone): 1 hole totaling 86 meters confirmed the continuity of the mineralization at depth of this “cuerpo chico” “small orebody”;
  Escondida Norte (Level 870 Cachi Cachi): 4 holes totaling 1,745 meters with the objective of exploring and defining the fresh sulphide zones, as areas previously explored in this area have intercepted oxide zones with silver and lead mineralization; these holes drilled intercepted mineralized structures of polymetallic sulphide zones;
  Cachi Cachi Norte (Level 720 Cachi Cachi): 2 holes totaling 681 meters with the objective of exploring the northern part of the mineralized ore bodies within the Cachi Cachi Mine that did not encounter any mineralization of ore grade material.

Definition Drilling:

  Antacaca Sur (Level 920): 17 holes totaling 2,186 meters with the objective of defining more certainty on the orebody between the 970 level sublevel and the future sublevel 8 meters above the 1020 level;
  Esperanza (Level 970): 14 holes totaling 1,770 meters which confirmed the continuity of mineralization of the orebody; holes were executed between the sublevel development level 8 meters above the 1020 level and the 1020 level;

  Angelita (Level 870 Cachi Cachi): 11 holes totaling 1,577 meters which represents the orebody on the 870 sublevel between an area 16 meters and 8 meters above the 870 level;
  Yoselin (920 Level Cachi Cachi Mine): 5 holes totaling 260 meters which confirmed the orebody and the extension of the orebody to 1070 level. These drill holes provided more geological information to help plan potential mining of the orebody. Once the drift reaches the 1070 level the remainder of orebody below will be drilled off from the 1070 level. Initial highlights of the average grades encountered in this “cuerpo chico” or “small orebody” included 1.2 Oz Ag, 4.8% Pb, 0.09% Cu, 8.5% Zn. Further assay results are pending but we will continue to drill the Yoselin zone.

Mexico:

Bolivar

  At Bolívar during Q4 2018, 6,258 meters were drilled from surface as well as diamond drilling within the mine. 2,183 meters were drilled within the mine in the El Gallo zone. There was also 3,865 meters drilled at the Bolivar West extension to explore the extension of the orebody to the North and West, exploring the skarn orebody with semi-massive magnetite, and disseminated nodules of chalcopyrite. There was also 210 meters drilled at La Campana, which is a new exploration target where we are exploring the possibility of finding a skarn orebody with copper and zinc;

Cusi

  During Q4 2018 the Company drilled 1,781 meters to support the development of the Santa Rosa de Lima vein in Promontorio to further verify the size and continuity of the orezone. 2,497 meters of surface diamond drilling was performed to explore the depth of the mineralized structure of San Nicolas in the area of the San Juan Mine.

Conference Call Webcast

Sierra Metals’ senior management will host a conference call on Friday, March 29, 2019, at 10:30 AM (EDT) to discuss the Company’s financial and operating results for the three months and year ended December 31, 2018.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website: https://event.on24.com/wcc/r/1898495/E8829E56C3B2257B5C944637465B69C3

The webcast along with presentation slides will be archived for 180 days on www.sierrametals.com.

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes before the scheduled start time of the call.

Participant Number (Toll-Free North America): (833) 245-9659
Participant Number (Toll-Free Peru): 0800-71-476
Participant Number (International): +1 (647) 689-4231
Conference ID: 1687775

Quality Control

All technical production data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three Mines in Peru and Mexico that are within or close proximity to the existing Mines. Additionally, the Company has large land packages at all three Mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc | LinkedIn: Sierra Metals Inc

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its Corporate Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

CONTACT:
Mike McAllister
VP, Corporate Development
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777